O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  DSLUSZKA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2202

August 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Galaxy Gaming, Inc. PREC14A filed by Robert G. Pietrosanto et al. Filed August 2, 2019 File No. 000-30653

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 9, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Mr. Pietrosanto and provide the following responses on his behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Background and Reasons for the Solicitation, page 4

1.	Please provide us with factual support for the assertions regarding Mr. Hagerty’s purportedly self-interested negotiations with stockholders.

Mr. Pietrosanto acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of his assertions regarding Mr. Hagerty’s self-interested negotiations with stockholders. As disclosed in the Proxy Statement, in March 2018, the Board authorized a buy-back program to repurchase up to one million shares of Common Stock, and instructed Mr. Hagerty, the Company’s CFO, to negotiate discounted purchases of available shares on behalf of the Company. In April 2018, the Company publicly announced the buy-back program,1 and Mr. Pietrosanto, who was an employee of the Company at the time, became aware that such program had been initiated by the Company. Subsequently, in November 2018, Mr. Pietrosanto was seeking to sell some of his shares of Common Stock and reached out to Mr. Hagerty, in his capacity as CFO, to inquire as to whether the Company would be interested in purchasing his shares. Mr. Pietrosanto and Mr. Hagerty commenced negotiations for the sale of Mr. Pietrosanto’s shares. Throughout these negotiations, Mr. Pietrosanto was under the impression that his shares would be purchased by the Company pursuant to its buy-back program. On December 4, 2018, Mr. Pietrosanto’s sale of 50,000 shares of Common Stock at a price of $1.305 per share2 was consummated pursuant to a Stock Purchase Agreement (the “SPA”). Mr. Pietrosanto realized later that Mr. Hagerty, rather than the Company, had purchased these shares in his individual capacity under the terms of the SPA. On December 6, 2018, Mr. Hagerty filed a Form 4 with the SEC (the “December 6th Form 4”) disclosing the purchase of 12,500 shares of Common Stock at a price of $1.305 per share, but the December 6th Form 4 does not account for the other 37,500 shares of Common Stock he acquired pursuant to the SPA. We note that on the same day, Todd P. Cravens, CEO of Galaxy Gaming, also filed a Form 4 with the SEC disclosing his purchase of 12,500 shares of Common Stock at the same $1.305 per share purchase price. It is Mr. Pietrosanto’s belief that the remaining 37,500 shares of Common Stock Mr. Hagerty acquired pursuant to the SPA and not reflected in his December 6th Form 4, were sold by him to other individuals, including Mr. Craven. We believe such sales would have also needed to be reported by Mr. Hagerty under Section 16 of the Exchange Act.

1 See the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2018.

2 Representing a 10% discount to the closing price of the Company’s shares of $1.4500 on the immediately preceding business day.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 12, 2019

2.	We note the disclosure that states that Mr. Hagerty “ostensibly made purchases from one or more stockholders for his personal benefit” (emphasis added). The phrasing suggests that the motivation behind Mr. Hagerty’s purchases had to do with something other than his personal benefit. Please clarify.

Mr. Pietrosanto acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove the word “ostensibly.” Please see page 4 of the Proxy Statement.

Proposal One, Election of Directors, page 7

3.	We note the Company’s August 7 press release stating that the nomination notice submitted by Mr. Saucier and Mr. Pietrosanto is invalid and will not be considered at the 2019 Annual Meeting. Please revise the final paragraph on page 8 and the first paragraph on page 9 to clarify the disclosure in light of this development, and address the legal risk that the participants’ solicitation efforts face.

Mr. Pietrosanto acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 8 and 9 of the Proxy Statement.

Solicitation of Proxies, page 16

4.	We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Mr. Pietrosanto acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove the reference to telegraph. Please see page 16 of the Proxy Statement.

Form of Proxy

5.	The form of proxy indicates that Mr. Pietrosanto recommends a vote “for” Proposal 4. Please reconcile this with the statement on page 12 that the participants “make no recommendation” with respect to the same proposal.

Mr. Pietrosanto acknowledges the Staff’s comment and has revised the form of proxy accordingly. Please see the form of proxy.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Dorothy M. Sluszka
Dorothy M. Sluszka